EXHIBIT 99.1

28.09.2023 / 13:45 CET/CEST

The issuer is solely responsible for the content of this announcement.

Mynaric passes major product milestone of CONDOR Mk3, completing verification and interoperability tests

Optical communications terminal passes rigorous test campaign in context of the Tranche 1 program of the Space Development Agency

MUNICH, September 28, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced an important product milestone of its CONDOR Mk3 optical communications terminals. After an intensive test campaign, CONDOR Mk3 passed optical verification and phase 1 of interoperability tests in context of the Tranche 1 program of the Space Development Agency (SDA) confirming the product’s compliance with the SDA's Optical Communications Terminal (OCT) Standard. Mynaric will supply the CONDOR Mk3 terminals to Northrop Grumman’s satellites for the Tranche 1 Transport and Tracking Layer programs.

“We have successfully passed the rigorous test regimes and scenarios which demonstrate our terminal’s compliance with SDA’s requirements and actual interoperability with a third-party product,” said Joachim Horwath, Founder and CTO of Mynaric. “It is this interoperability combined with the availability of products at scale that will fully unlock the industrial age of laser communications and we are excited about this significant milestone.”

A first round of optical verification tests, conducted at Mynaric’s German facilities, confirmed pointing, acquisition and tracking as well as the communications capabilities of Mynaric’s CONDOR Mk3 product that are required for establishing optical inter-satellite links between satellites.  Subsequent optical interoperability tests, conducted at the Naval Research Lab, successfully demonstrated the product’s capability to optically interconnect with terminals from other vendors.

“This milestone demonstrates that Mynaric can design industry-leading products that meet the SDA’s standards and are fully interoperable with other terminals implementing the same standard,” said Mustafa Veziroglu, CEO of Mynaric. “With this important step completed, we’re on track to start delivering scalable products to our customers. As industry demand continues to increase, we can proudly say that Mynaric is ready to deliver rapidly increasing quantities of CONDOR Mk3 to our customers in the coming months.”

Mynaric’s CONDOR family of optical communications terminals is specifically designed for mass deployment as part of government and commercial satellite constellations. It has previously been selected by Loft Federal for SDA’s Experimental Testbed NExT, by Capella Space for commercial synthetic aperture radar (SAR) satellites, by Telesat for the DARPA Blackjack program and others. In addition, Mynaric was named a key development partner for Phase 1 of DARPA’s Space-BACN program, was selected by the European Space Agency (ESA) to investigate optical technologies for next generation high-throughput optical inter-satellite links and was selected by the German government for multiple projects to develop quantum communication capabilities.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.